                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)(1)

                                 L.A. GEAR, INC.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   501708-10-1
                                 --------------
                                 (CUSIP Number)

                             M. Sean McMillan, Esq.
                                 Bryan Cave LLP
                             120 Broadway, Suite 500
                         Santa Monica, California 90401
                                 (310) 576-2100
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 7)

--------
        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 2 OF 7 PAGES
         ------------                                              ---  ---

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       PCH INVESTMENTS, LLC
       -------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
       -------------------------------------------------------------------------
3      SEC USE ONLY

       -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
       -------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

       -------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
       -------------------------------------------------------------------------

                7     SOLE VOTING POWER

  NUMBER OF           1,140,356 SHARES OF SERIES B PREFERRED STOCK
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY     8     SHARED VOTING POWER
     EACH
  REPORTING           -0-
 PERSON WITH    ----------------------------------------------------------------

                9     SOLE DISPOSITIVE VOTING POWER

                      1,140,356 SHARES OF SERIES B PREFERRED STOCK
                ----------------------------------------------------------------

                10    SHARED DISPOSITIVE VOTING POWER

                      -0-
                ----------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,161,337 SHARES OF SERIES B PREFERRED STOCK AND 1,000,000
       SHARES OF COMMON STOCK
       -------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       -------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.3%
       -------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       00 (LIMITED LIABILITY COMPANY)
       -------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 3 OF 7 PAGES


ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of L.A. Gear, Inc., a California corporation (the "Company"), and the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, no par value (the "Series B Preferred Stock"), of the Company.

        The Company's principal executive offices are located at 2850 Ocean Park Boulevard, Santa Monica, California 90405.

ITEM 2. IDENTITY AND BACKGROUND.

        The Reporting Person, PCH Investments, LLC ("PCH"), is a California limited liability company formed for the purpose of acquiring a controlling interest in the Company. PCH's principal executive offices are located at c/o Bryan Cave LLP, 120 Broadway, Suite 500, Santa Monica, California 90401.

        During the last five years, PCH has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The following information is supplied with respect to the natural persons who are the members and managers of PCH:

        (a) The names of the members and managers of PCH are Richard Hollander and Steven Jackson.

        (b) Mr. Hollander's business address is 10880 Wilshire Boulevard, Suite 2020, Los Angeles, California 90024. Mr. Jackson's business address is 5900 Rodeo Road, P.O. Box 78308, Los Angeles, California 90016.

        (c) Mr. Hollander is Chairman and Chief Executive Officer of Metropolitan West Securities, Inc., a registered investment advisor that manages over $14 billion of fixed income and equity securities and advises both public and private institutions. The address of Metropolitan West Securities, Inc., is set forth in the first sentence of paragraph (b) above. Mr. Jackson is the President and Chief Executive Officer of Angel-Etts, Inc., which manufactures, imports and distributes footwear both domestically and internationally. The address of Angel-Etts, Inc. is set forth in the second sentence of paragraph (b) above.

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 4 OF 7 PAGES

        (d), (e) Neither Mr. Hollander nor Mr. Jackson has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Both Mr. Hollander and Mr. Jackson are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Stock Purchase Agreement (the "Agreement") made as of October 10, 1997 between PCH and Trefoil Capital Investors, L.P., a Delaware limited partnership ("Trefoil"), PCH purchased 1,140,356 shares of the Series B Preferred Stock for $230,000. PCH funded such purchase from its available working capital.

        PCH also acquired pursuant to the Agreement an option (the "Option") to purchase for $20,000 an additional 20,981 shares of Series B Preferred Stock and 1,000,000 shares of Common Stock. The Option may be exercised at any time prior to April 15, 1998, provided that such exercise does not cause a default under the Loan and Security Agreement between L.A. Gear California, Inc. and Congress Financial Corporation (Western). PCH presently anticipates that in the event it elects to exercise the Option, it will fund the purchase price thereunder from its available working capital.

ITEM 4. PURPOSE OF TRANSACTION.

        PCH has acquired the securities reported herein for the purpose of acquiring control of Registrant and influencing the management and strategic direction of Registrant. PCH and Registrant's board of directors and management are currently evaluating their options with respect to Registrant and its business, but have not yet selected any courses of action. PCH anticipates that in order to respond effectively to the adverse results of operations and financial condition of Registrant, as described in Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 1997, it may be necessary for PCH and/or Registrant to take actions which relate to or would result in one or more of the following:

        (i) The acquisition by any person of additional securities of Registrant, or the disposition of securities of Registrant.

        (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Registrant or any of its subsidiaries;

        (iii) A sale or transfer of a material amount of assets of Registrant or of any of its subsidiaries;

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 5 OF 7 PAGES

        (iv) A change in the present board of directors or management of Registrant, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (v) A material change in the present capitalization or dividend policy of Registrant;

        (vi) Another material change in Registrant's business or corporate structure;

        (vii) Changes in Registrant's Restated Articles of Incorporation or bylaws or other actions which may impede the acquisition of control of Registrant by any other person;

        (viii) Causing a class of securities of Registrant to be delisted from the securities exchange on which it is currently traded;

        (ix) A class of equity securities of Registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (x) An action similar to any of those enumerated in paragraphs (i) through (ix).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) PCH beneficially owns (i) 1,161,337 shares of Series B Preferred Stock, which, pursuant to Registrant's Restated Articles of Incorporation, are presently convertible into 17,204,997 shares of Common Stock, and (ii) 1,000,000 shares of Common Stock (collectively, the "Shares"). The Shares represent, in the aggregate, approximately 45.3% of Registrant's outstanding Common Stock. 20,981 shares of such Series B Preferred Stock and all of such shares of Common Stock are deemed to beneficially owned by PCH pursuant to the Option, which, subject to certain conditions, is presently exercisable. Both Mr. Hollander and Mr. Jackson disclaim beneficial ownership of the Shares.

        (b) PCH has the sole power to vote or direct the vote and dispose or direct the disposition of the 1,140,356 shares of Series B Preferred Stock acquired by it pursuant to the Agreement. Trefoil has retained voting and dispositive power with respect to the shares of Series B Preferred Stock and shares of Common Stock subject to the Option (the "Optioned Shares"). Following exercise of the Option, however, PCH will acquire sole voting power and sole dispositive power with respect to the Optioned Shares. Neither Mr. Hollander nor Mr. Jackson, in their individual capacities, have any power to vote or dispose of the Shares.

        (c)    None.

        (d) None, other than with respect to the Optioned Shares, as described in paragraph (b) above.

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 6 OF 7 PAGES

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Agreement, which is attached as an exhibit hereto and by this reference is incorporated herein, and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any other persons with respect to the Shares or any other securities of Registrant.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement made as of October 10, 1997 between PCH Investments, LLC and Trefoil Capital Investors, L.P.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1997.


                                    PCH INVESTMENTS, LLC

                                    By: /s/ Richard S. Hollander
                                       ---------------------------------------
                                       ITS:  Manager

                                  SCHEDULE 13D
CUSIP NO. 501708-10-1                                          PAGE 7 OF 7 PAGES

                                  EXHIBIT INDEX

Exhibit 1 Stock Purchase Agreement made as of October 10, 1997 between PCH Investments, LLC and Trefoil Capital Investors, L.P.

                                    EXHIBIT 1


                            STOCK PURCHASE AGREEMENT


         This Agreement is made as of October 10, 1997, by and between PCH Investments, LLC, a California limited liability company ("Buyer") and Trefoil Capital Investors, L.P., a Delaware limited partnership ("Seller").

         WHEREAS, Seller owns beneficially and of record 1,161,337 shares of Series B Convertible Preferred Stock (the "Series B Stock") and 1,000,000 shares of Common Stock of L.A. Gear, Inc. (the "Company"); and

         WHEREAS, Seller desires to sell and Buyer desires to buy 1,140,356 shares of the Series B Stock (the "Shares");

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereby agree as follows:

         1. Sale and Purchase of Shares. On the date of this Agreement, Seller hereby sells and Buyer hereby purchases the Shares. Buyer shall pay Seller $230,000 in cash, or by cashier's check, and Seller shall deliver to Buyer certificates representing the Shares, which certificates shall be either endorsed in blank or accompanied by a duly executed stock assignment form, with the signature of Seller guaranteed by a bank or a member of the New York Stock Exchange.

         2. Seller's Representations. Seller hereby represents to Buyer that:

            (a) Seller is a duly and validly existing limited partnership, and has all necessary power and authority to enter into this Agreement and to sell, assign, transfer and deliver to Buyer the Shares and the shares subject to the option described in Section 5 (the "Optioned Shares");

            (b) The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder and a consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by Seller and the general partner of Seller and no other approval or authorization on the part of Seller and no other person or entity is necessary for the execution and delivery of this Agreement by Seller, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

            (c) No filing or registration with, no notice to and no permit, authorization, consent or approval of any public or governmental body or authority, or any third party, is necessary for the consummation by Seller of the transactions contemplated by this Agreement;

            (d) This Agreement is a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity;

                                                               EXHIBIT 1, PAGE 2

            (e) Neither the execution and delivery of this Agreement by Seller nor the performance by Seller of its obligations hereunder or the consummation of the transactions contemplated hereby will constitute a violation of, conflict with, or result in a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, mortgage, indenture, license, contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Seller is a party or by which Seller or its properties or assets is bound, or any judgment, decree, order, injunction, statute, rule or regulation applicable to Seller or any of its assets or properties.

            (f) Seller is the record and beneficial owner of the Shares and the Optioned Shares, free and clear of all liens, claims, encumbrances and security interests of any kind.

            (g) The delivery of the certificates for the Shares and the Optioned Shares to Buyer pursuant to the provisions of this Agreement will transfer to Buyer good and valid title to the Shares and the Optioned Shares, free and clear of all liens, claims, encumbrances and security interests of any kind other than those created by Buyer.

            (h) Seller has delivered to Buyer true and correct copies of the Indenture dated as of December 24, 1992 between the Company and Chemical Trust Company of California with respect to the Company's 7:% Convertible Subordinated Debentures due 2002, and the Loan and Security Agreement between L.A. Gear California, Inc. and Congress Financial Corporation (Western) (the "Loan Agreement").

            (i) The Series B Stock represents all of the outstanding preferred stock of the Company.

            (j) The shares of the Company's Preferred Stock and Common Stock referred to in the first Whereas of this Agreement are all of the shares of the Company's stock that are owned by either Seller or its general partner.

         3. Buyer's Representations. Buyer hereby represents to Seller that:

            (a) Buyer does not own any shares of Common Stock or Preferred Stock of the Company.

            (b) Buyer shall use its best efforts to cause the Company to continue its director and officer insurance ("D&O Insurance") and to cause any D&O Insurance obtained by the Company to continue to insure the directors and officers of the Company on the date of this Agreement (the "Current Directors and Officers") so that the Current Directors and Officers are covered by D&O Insurance for all periods they served as directors and officers of the Company, with coverage limits at least as extensive as the D&O Insurance in effect as of the date hereof, and shall otherwise cover the Current Directors and Officers with such D&O Insurance in the same manner and to the same extent as the then existing officers and directors.

            (c) Buyer has received preliminary results of the Company's third quarter of fiscal year 1997 and information on the effect such results may have upon the Company.

                                                               EXHIBIT 1, PAGE 3

         4. Sophisticated Parties; Absence of Representations and Warranties Concerning Company.

         Buyer and Seller each acknowledge that they may have material non-public information about the Company that has not been disclosed to the other party. Each of Buyer and Seller acknowledges that the other party shall have no liability for the non-disclosure of such information. Buyer acknowledges that it is a sophisticated investor able to analyze the Company and its financial condition and results and is relying on its own investigation and not on any representations or warranties of Seller concerning the financial condition, operations, business or prospects of the Company.

         5. Option. Seller hereby grants Buyer the option to acquire the remaining 20,981 shares of Series B Stock and the 1,000,000 shares of the Company's Common Stock (each as adjusted for any stock splits, combinations and the like) that Seller owns for $20,000. This option may be exercised at any time prior to April 15, 1998; provided that Buyer agrees that it will not exercise the option if such exercise would give rise to a default of or a violation under the Loan Agreement. Buyer shall give Seller five business days' notice of its intention to exercise this option. On the fifth business day after such notice, delivery of the Optioned Shares and payment of the price shall occur at the principal offices of the Company in the manner described in the second sentence of Paragraph 1 above.

         6. Further Agreements.

            (a) The respective representations and warranties of Seller and Buyer contained herein or in any certificates or other documents delivered with this Agreement shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall survive the date of this Agreement indefinitely.

            (b) Seller agrees to indemnify, reimburse, defend, and hold harmless the Buyer and its officers, directors, partners, representatives and successors in interest ("Indemnified Parties") for, from, and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties, reasonable attorneys' fees, disbursements, and expenses, asserted against, resulting to, imposed on, or incurred by the Indemnified Parties (directly or indirectly) in connection with, attributable to, resulting from, or caused by any misrepresentation or inaccuracy in or breach of, any of Seller's representations or warranties in this Agreement. The maximum liability of Seller under this
Section 5 shall be $250,000.

         7. Miscellaneous.

            (a) This Agreement contains the complete agreement among the parties with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings among the parties with respect to such transactions. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement. The parties hereby have not made any representation or warranty except as expressly set forth in this Agreement.

                                                               EXHIBIT 1, PAGE 4

            (b) This agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

            (c) This Agreement and the rights, interests, and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors, and assigns.

            (d) This Agreement shall be construed and enforced in accordance with the laws of the State of California.

            (e) This Agreement may be amended, modified, or supplemented only by a written instrument executed by the party or parties against which enforcement, modification or supplementation of the Agreement is sought.

            (f) Each party's obligations under this Agreement are unique. If any party should default in its or his obligations under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nondefaulting party, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate, provided neither party shall be entitled to recover consequential or special damages.

            (g) Neither Seller nor Buyer shall make or issue, or cause to be made or issued, any public announcement or written statement concerning this Agreement.


                                       PCH INVESTMENTS, LLC



                                       By:
                                         -------------------------------

                                       Its:
                                          ------------------------------


                                       TREFOIL CAPITAL INVESTORS, L.P.

                                       By: Trefoil Investors, Inc.
                                          -------------------------------

                                       Its: General Partner
                                           ------------------------------

                                       By:
                                          -------------------------------